Ballard Power Systems Inc.

News Release

Ballard Reports 2011 Results and 2012 Outlook
Continued progress in 2011, building on 2010 achievements
Revenue of approximately $100M expected in 2012
Adjusted EBITDA of approximately breakeven expected in 2012

For Immediate Release – February 22, 2011

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced its consolidated financial results for the fourth quarter and year ended December 31, 2011, and provided an outlook for 2012. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).1

Summary of 2011 Results & 2012 Outlook

Full year 2011 results reflect continued progress in all key financial metrics, top line and bottom line, including 17% revenue growth, 2 point gain in gross margin, 7% cash operating cost reduction and 15% Adjusted EBITDA3 improvement.

The extent of progress in revenue and Adjusted EBITDA, however, was less than the Company’s original full year guidance. This was related to risk factors identified with the release of Q3 2011 results, specifically delays in the timing of major bus orders – affecting both revenue and Adjusted EBITDA – and the added impacts on Adjusted EBITDA of negative foreign exchange movements and restructuring charges. While these delays in timing of bus module shipments negatively impacted 2011 results, they had a positive impact on the 12 month order book, which was $45.3 million at year end.

This strong order book is an underpinning to the Company’s outlook for 2012, together with cumulative progress Ballard has posted over the past 2 years, including 63% revenue growth and 43% Adjusted EBITDA improvement over the 2009-2011 period.

This positioning, and signs of increasing market momentum, support management’s strong outlook for 2012, with expectations for:

Revenue of approximately $100 million; and
Adjusted EBITDA3 of approximately breakeven.

John Sheridan, President and CEO said, “Given the challenges of developing new markets in a tough global economy, we are pleased with continued progress posted in 2011 and believe Ballard is well positioned to take a milestone step in 2012 on our path to profitability.”

Key 2011 Highlights

Revenue increased 17% on a full year basis, to $76.0 million.
Fuel cell product revenue grew 36% and represented 61% of total revenue.
Gross margin declined to 20% in Q4, due to the impact on product mix resulting from lower bus module shipments, and increased to 18% for the full year.
Cash operating costs2 were reduced to $8.6 million in Q4 and $39.3 million for the full year, improvements of 11% and 7%, respectively.
Full year Adjusted EBITDA was ($22.3) million, an improvement of 15%, despite a shortfall in bus module shipments, negative foreign exchange impacts of $2 million and restructuring charges of $1.4 million.
In Q4, $3.9 million of positive cash was generated by operating activities, compared to $1.8 million in 2010. For the full year, cash used by operating activities increased by $3.9 million to ($33.2) million, driven by increased working capital requirements of ($10.2) million, which more than offset reductions in cash operating losses of $6.3 million.

Cash reserves were $46.2 million, or $41.6 million net of $4.6 million outstanding on the company’s bank operating line.

2012 Business Outlook

As context for the Company’s 2012 business outlook, Ballard notes a number of signs of increasing market momentum in 2011:

Initial order activity in the large, high growth markets of India, South Africa and Brazil.
Establishment of partner relationships with major global companies.
Demand for new PEM fuel cell applications in mining, waste-to-energy and large scale backup power.

In addition, announcements by Ballard of several recent commercial developments provide more specific evidence of this increasing momentum in fuel cell markets:

Supply agreement with Van Hool NV for FCvelocityTM-HD6 fuel cell modules in Europe.
LOI for FCvelocityTM-HD6 fuel cell modules for Sao Paulo, Brazil.
MOU with Tata Motors for FCvelocityTM-1100 fuel cell stacks to be used in India buses.
Dantherm Power system sales to customers in South Africa and Europe.

As such, Ballard’s outlook is for aggressive growth in fuel cell products, which is expected to drive total revenue to approximately $100 million in 2012.

In terms of Adjusted EBITDA, during 2012 Ballard expects to make improvements in the key enablers of gross margin and cash operating costs. Significant gross margin improvement is expected to be primarily driven by an aggressive product cost reduction program and shift in product mix. A significant reduction in cash operating costs is anticipated, largely enabled by corporate streamlining undertaken in 2011 and planned SG&A reductions in 2012. In addition, the Company expects to offset an increased proportion of research and product development expenditures through third party funding, thereby decreasing associated cash operating costs. With these expected improvements in gross margin and operating costs, along with the expected growth in revenue to approximately $100 million, Ballard expects Adjusted EBITDA in 2012 to be approximately breakeven. This 2012 business outlook represents a milestone step for Ballard on its path to profitability.

The primary risks to this outlook relate to the timing of major orders and shipments for fuel cell bus modules and backup power systems.

2011 Financial Highlights

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2011	2010	% Improvement	2011	2010	% Improvement
-
GROWTH
Revenue:
Fuel Cell Products	$16.9	$13.7	23%	$46.5	$34.2	36%
Contract Automotive	$0.1	$3.0	(97%)	$9.3	$9.8	(5%)
Material Products	$4.0	$4.4	(7%)	$20.2	$21.0	(3%)

Total Revenue	$21.0	$21.1	0%	$76.0	$65.0	17%

Fuel Cell Stack Shipments (units):

Total Fuel Cell Stack Shipments	942	1,119	(16%)	3,265	3,014	8%
Material Handling	799	345	132%	1,422	1,100	29%
Backup Power	124	654	(81%)	1,447	1,664	(13%)

12 Month Rolling Order Book	$45.3	$35.0

PROFITABILITY

Gross Margin	20%	24%		18%	16%

Cash Operating Costs2	$8.6	$9.7	11%	$39.3	$42.1	7%

Adjusted EBITDA3	($3.8)	($3.6)	5%	($22.3)	($26.2)	15%

Net Income (Loss)	($7.3)	($9.0)	19%	($33.4)	($31.5)	(6%)

EPS	($0.09)	($0.11)		($0.40)	($0.37)

Normalized Net Income (Loss)4	($5.6)	($9.0)	34%	($31.7)	($39.6)	19%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($4.8)	($5.2)	7%	($26.5)	($32.8)	19%
Working Capital Changes	$8.7	$7.0	25%	($6.7)	$3.5	(293%)

Cash Provided (Used) By Operating Activities	$3.9	$1.8	116%	($33.2)	($29.3)	(13%)

Cash Reserves	$46.2	$74.4

Cash Reserves, Net of Operating Line	$41.6	$74.4

For a more detailed discussion of Ballard Power Systems’ 2011 results and 2012 outlook, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, February 23, 2012 at 8:00 a.m. PST (11:00 a.m. EST) to review its 2011 operating results and 2012 outlook. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, gross margin and Adjusted EBITDA; and anticipated product cost reductions, reductions in cash operating expenses and projected product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com

Endnotes:
1 Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. Please refer to Ballard’s Management Discussion & Analysis for a summary of the full impacts as a result of the conversion from former Canadian GAAP to IFRS.
2 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
3 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.
4 Normalized Net Income (Loss) measures Net Income (Loss) excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA, and Normalized Net Income (Loss) are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Income (Loss) assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.